Mail Stop 4561

June 13, 2008

Li Kunwu, President and CEO
China VoIP & Digital Telecom, Inc.
No. 786 Xinluo Street,High-Tech Industrial Development Zone
Jina, CHINA 250101

>   **Re: China VoIP & Digital Telecom, Inc.**
>   **Amendment No. 2 to Registration Statement on Form S-1**
>   **Filed May 20, 2008**
>   **File No. 333-149023**
>
>   **Form 10-KSB/A for Year Ended December 31, 2006**
>   **Filed May 27, 2008**
>   **File No. 333-131017**
>
>   **Form 10-KSB/A for Year Ended December 31, 2007**
>   **Filed May 27, 2008**
>   **File No. 333-131017**

Dear Mr. Kunwu:

We have reviewed the above-referenced filings and your response letter dated May 20, 2008, and we have the following comments. Unless otherwise indicated, references herein to prior comments are to the comments from our letter dated May 1, 2008. Please note that all page numbers refer to the courtesy copy of the filing provided by counsel.

Please note also that we anticipate issuing additional comments regarding your Form 10-KSB for the year ended December 31, 2007. Such comments will be forthcoming under separate cover.

Amendment No. 2 to Registration Statement on Form S-1

General

1.   We re-issue prior comment 3. This transaction appears to be an indirect primary offering of equity securities by or on behalf of China VoIP. Because you do not qualify to conduct a primary offering "at the market" under Rule 415(a)(4) of Regulation C, please revise the terms of your offering so that it is within

paragraph (a)(1)(i) of Rule 415. Alternatively, revise to name the selling shareholder as an underwriter, provide that all offers and sales will be made at a disclosed fixed price for the duration of the offering, and confirm that resales will be made on a prompt and continuous basis. It is not sufficient to state that the selling stockholder "may be deemed" to be an underwriter within the meaning of the Securities Act. In addition, the language stating that sales may be at market or negotiated prices in addition to at a fixed price is not acceptable. If you disagree with our analysis, please advise the staff of the company's basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i).

Registration Fee Table

2. The courtesy marked copy of the amended registration statement provided by counsel under cover letter dated May 20, 2008, indicates that you are increasing to 4,545,486 the number of shares you seek to register which are issuable as interest on the convertible notes. However, this increase does not appear in the fee table in the version you filed on EDGAR on May 20, 2008, which indicates that you seek to register 4,543,308 shares issuable as interest. Please advise regarding this inconsistency. Note in this regard that the number of shares listed in your fee table should correspond to the number of shares listed as being offered in your selling shareholder table and elsewhere in your prospectus. In addition, in the future, please ensure that courtesy copies that you provide are identical to the version filed on EDGAR.

Fees and Payments Associated with the Transaction, page 9

3. We note that, in response to our prior comment 10, you have revised footnote 5 to the table on page 9 to state that $400,000 represents the "maximum liquidated damages the Company would pay assuming this registration statement is not deemed effective 120 days after the issuance of the Senior Secured Convertible Note." As previously requested, please tell us the source of the limitation on liquidated damages you reference, or revise your filing to clarify, if accurate, that there is no contractual limitation on the liquidated damages payable by the company under the convertible note transaction documents. While we will not object to inclusion in your filing of a reasonable estimate of potential liquidated damages payable by the company, if such damages may exceed the estimate provided, this possibility should be made clear to investors. Revise your filing accordingly.

Management's Discussion and Analysis or Plan of Operation, page 27

4. Please update your Management's Discussion and Analysis, including your Results of Operations disclosure, to address the periods covered by the financial statements included in your filing. In this regard, we note that you have added to

the filing financial statements for the quarter ended March 31, 2008, but this period does not appear to be addressed by your Management's Discussion and Analysis.

Controls and Procedures, page 37

5. The disclosure provided in this section is not required by Form S-1. Please remove this section from your registration statement, or explain to us why you believe it should be included. Note that we may have further comments on the substance of this disclosure in the event that it appears in the next amendment of your registration statement.

Exhibits 10.11 and 10.12

6. We note that you have filed as exhibits to your registration statement the management agreements with Messrs. Kunwu and Qinghua. As these agreements are in a foreign language, they should be accompanied by an English translation. See Securities Act Rule 403(c). Please note that this comment applies also to the agreements filed as Exhibits 10.2 and 10.3 to your Forms 10-KSB/A for fiscal 2006 and 2007.

Form 10-KSB/A for Year Ended December 31, 2007

Executive Compensation

7. We refer to prior comment 15. The executive compensation disclosure in your amended Form 10KSB for fiscal 2007 still does not conform to the requirements of Item 402 of Regulation S-K. In particular, your summary compensation table is not in the format called for by Item 402(n). Please revise the table accordingly.

***

Please contact Katherine Wray at (202) 551-3483 with any questions. If you require further assistance, you may contact Jay Ingram at (202) 551-3397. You may also contact me at (202) 551-3730 if you thereafter have any other questions.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile (732) 577-1188
        Richard I. Anslow, Esq., Anslow & Jaclin, LLP